Exhibit (a) (5) (iv)

Doral Financial Corporation Announces Results of Preferred Exchange Offer
$105.6 MM of Preferred Shares Exchanged
Strengthens Capital by Increasing Tier 1 Common Risk-Based Capital Ratio to 6.30%
San Juan, Puerto Rico—June 9, 2009—Doral Financial Corporation (NYSE: DRL) (“Doral” or the “Company”), the holding company of Doral Bank, today announced the results of its offer to exchange shares of Doral common stock and pay a cash premium for outstanding shares of Doral’s preferred stock. The offer expired on June 8, 2009. The Company announced that 298,986 shares of its 4.75% Perpetual Cumulative Convertible Preferred Stock, 228,173 shares of its 7.00% Noncumulative Monthly Income Preferred Stock, Series A, 217,339 shares of its 8.35% Noncumulative Monthly Income Preferred Stock, Series B, and 560,798 shares of its 7.25% Noncumulative Monthly Income Preferred Stock, Series C, were validly tendered and not withdrawn. Overall, $105.6 million liquidation amount of the Company’s preferred shares was exchanged, which represents 18.4% of the aggregate liquidation amount of its preferred shares. The transaction will result in the issuance of approximately 3.95 million new common shares.
“We are pleased to report a successful exchange offering which resulted in the conversion of over $100 million of preferred shares. We continue to strengthen our institution despite this difficult economic environment,” said Glen R. Wakeman, CEO and President of Doral Financial Corporation.
The transaction provides immediate benefits to Doral including:
•	Increase of 85 bps in leverage ratio, from 7.18% to 8.03%

•	Strengthened Capital Position by Increasing Tier 1 Common Capital to Risk Weighted Assets by 163 bps from 4.67% to 6.30%

•	Increase of 29% of Tangible Book Value per Share from $4.82 to $6.23

	Doral Financial Corporation
	As Reported 3/31/09	Pro Forma 3/31/09 (Post-Exchange)	Variance
Tier 1 Leverage Ratio	7.18%	8.03%	+ 85 bps
Tier 1 Common Risk-Based Ratio	4.67%	6.30%	+163 bps

Tangible Book Value/Share	$4.82	$6.23	$1.41
FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. In addition, Doral may make forward-looking statements in its press releases, its filings with the SEC or in other public or shareholder communications and its senior management may make forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements include descriptions of products or services, plans or objectives for future operations, and forecasts of revenues, earnings, cash flows or other measures of economic performance. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts, and are generally identified by the use of words or phrases such as “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe,” “expect,” “may” or similar expressions.
Doral cautions readers not to place undue reliance on any of these forward-looking statements since they speak only as of the date made and represent Doral’s expectations of future conditions or results and are not guarantees of future performance. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, the following:
•	the continued recessionary conditions of the Puerto Rico and the United States economies and the continued weakness in the performance of the United States capital markets leading to, among other things, (i) a deterioration in the credit quality of our loans and other assets, (ii) decreased demand for our products and services and lower revenue and earnings, (iii) reduction in our interest margins, and (iv) decreased availability of our funding sources;

•	the strength or weakness of the real estate markets and of the consumer and commercial credit sectors and its impact in the credit quality of our loans and other assets which may lead to, among other things, an increase in our non-performing loans, charge-offs and loan loss provisions;

•	a decline in the market value and estimated cash flows of our mortgage-backed securities and other assets may result in the recognition of other-than-temporary-impairment of such assets under generally accepted accounting principles in the United States of America (“GAAP”) if it were also concluded that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold assets to maturity or for a period of time sufficient to allow for recovery of the amortized cost of such assets;

•	our ability to derive sufficient income to realize the benefit of the deferred tax assets;

•	uncertainty about the legislative and other measures adopted by the Puerto Rico government in response to its fiscal situation and the impact of such measures on several sectors of the Puerto Rico economy;

•	uncertainty about the effectiveness of the various actions undertaken to stimulate the United States economy and stabilize the United States financial markets, and the impact of such actions on our business, financial condition and results of operations;

•	the ability of our banking subsidiaries to issue brokered certificates of deposits as one of their funding sources;

•	increased funding costs due to continued market illiquidity and increased competition for funding;

•	changes in interest rates and the potential impact of such changes in interest rates on our net interest income and the value of our loans and investments;

•	the commercial soundness of our various counterparties of financing and other securities transactions, which could lead to possible losses when the collateral held by us to secure the obligations of the counterparty is not sufficient or to possible delays or losses in recovering any excess collateral belonging to us held by the counterparty;

•	our ability to collect payment of a receivable from Lehman Brothers, Inc. (“LBI”), which results from the excess of the value of securities owned by Doral that were held by LBI above the amounts owed by Doral under certain terminated repurchase agreements and forward agreement. Based on the information available to Doral regarding the Securities Investor Protection Corporation (“SIPC”) liquidation proceeding for LBI, the status of its claim and the deteriorating conditions of the financial markets during the fourth quarter of 2008, Doral accrued a loss of $21.6 million against the $43.3 million receivable as of December 31, 2008. As additional information becomes available, Doral may need to accrue further losses or reverse losses already accrued. The actual loss that may ultimately be incurred by Doral with respect to its pending LBI claim may have a significant adverse impact on Doral’s results of operations.

•	the fiscal and monetary policy of the federal government and its agencies;

•	potential adverse development from ongoing enforcement actions by bank regulatory agencies;

•	higher credit losses because of federal or state legislation or regulatory action that either (i) reduces the amount that our borrowers are required to pay us, or (ii) limits our ability to foreclose on properties or collateral or makes foreclosures less economically feasible;

•	changes in our accounting policies or in accounting standards, and changes in how accounting standards are interpreted or applied;

•	general competitive factors and industry consolidation;

•	developments in the regulatory and legal environment for financial services companies in Puerto Rico and the United States; and

•	potential adverse outcome in the legal or regulatory proceedings described in Item 3 of Part I in the Company’s 2008 Annual Report on Form 10-K.
Doral does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of those statements.
Contacts:
Investor Relations:
Roberto Reyna
SVP Investor Relations
Roberto.reyna@doralfinancial.com
787-474-5498
Media:
Lucienne Gigante
VP Public Relations
Lucienne.gigante@doralbank.com
787-474-6298